Exhibit (a)(1)(G)

Subject:	REMINDER – Sunesis Pharmaceuticals, Inc. Offer to Exchange Eligible Options for New Options

To:	Eligible Employees

Date:	, 2017

This email is intended to serve as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Options dated June 9, 2017 (the “Exchange Offer”). The Exchange Offer and withdrawal rights will remain open until 4:00 p.m., U.S. Pacific Time, on Friday, July 7, 2017, unless the Exchange Offer is extended (provided, however, that if we have not accepted the tendered Eligible Options, you may also withdraw any such tendered securities at any time after 9:00 p.m. Pacific Time on Friday, August 4, 2017. The submission of all Election Forms and/or Notice of Withdrawal forms must be made by the deadline noted above, or the Expiration Time if the expiration of the Exchange Offer is extended. We cannot accept late submissions.

If you have any questions about the Offer, you can contact:

Esther Jhun

Phone: (650) 266-3757

E-Mail: ejhun@sunesis.com

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents which you may access on our website at http://ir.sunesis.com/phoenix.zhtml?c=194116&p=irol-sec or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Exchange Offer.